March 9, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention:     Jim B. Rosenberg

Re:	MiddleBrook Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 0-50414
Ladies and Gentlemen:
     On behalf of MiddleBrook Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 5, 2009, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2007 and the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2008 (File No. 0-50414).
     We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements. In this letter, we have recited the Staff’s comments in italicized, bold type and have provided the Company’s response following the Staff’s comments.
Form 10-K for the year ended December 31, 2007
Critical Accounting Policies and Estimates
Revenue Recognition, page 39
1.	In your proposed revised disclosure, quantify and discuss the effect that changes in your estimates of these items, i.e. product returns, chargebacks, customer rebates and other discounts and allowances, had on your account balances. If true, state that there have been no material revisions to these estimates.
7 Village Circle, Suite 100, Westlake, Texas 76262 • (817) 837-1200 • (817) 582-0400 (Fax)

2.	With regards to your proposed disclosure regarding distribution fees, clarify the last sentence as to why there is a timing difference with regards to when the deductions are taken by the wholesalers which contributed to the increase in the reserve balance at December 31, 2007 from December 31, 2006. Also, the disclosure references “reserves for wholesaler rebates” which appears to be inaccurate as the discussion is related to distribution service fees. Please clarify your proposed disclosure accordingly or advise.

3.	With regards to the rollforward provided in your response, please revise to clarify what the hyphen (-) related to the provision/(benefit) for sales in prior periods means. If it represents zero, please revise to indicate in the disclosure. Also clarify in the disclosure why there is no provision/(benefit) for sales in prior periods for all three years presented.
Following is a revision to our disclosure of the Revenue Recognition discussion as disclosed in our response letter dated January 16, 2009, which is based on disclosure under Critical Accounting Policies and Estimates beginning on page 39 of our Form 10-K for the period ended December 31, 2007. The below revised disclosure has taken into account your three comments above. We will prospectively incorporate this format of discussion in our filings beginning with our Form 10-K for the period ended December 31, 2008 which will be filed no later than March 16, 2009.
Revenue Recognition
We recognize revenue for the sale of pharmaceutical products and for payments received, if any, under collaboration agreements for licensing, milestones, and reimbursement of development costs as follows:
Product Sales. Revenue from product sales, net of estimated provisions, is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably probable. Our customers consist primarily of large pharmaceutical wholesalers who sell directly into the retail channel. Provisions for sales discounts, and estimates for chargebacks, service fees, rebates, and product returns are established as a reduction of product sales revenue at the time revenues are recognized, based on historical experience adjusted to reflect known changes in the factors that impact these reserves.
Product Returns. In the pharmaceutical industry, customers are normally granted the right to return product for a refund if the product has not been used prior to its expiration date, which for our Keflex product is typically three years from the date of manufacture. Our return policy typically allows product returns for products within an eighteen-month window from six months prior to the expiration date and up to twelve months after the expiration date.
As of December 31, 2007 and 2006, the liability for product returns was $1.4 million and $0.9 million, respectively, and was recorded within Accrued expenses and advances on our consolidated balance sheet. The increased liability balance is the result of significantly higher sales in 2007 compared to 2006, driven by the launch of our Keflex 750 mg product during the third quarter of 2006. We estimate the level of sales which will ultimately be returned pursuant to our return policy, and record a related reserve at the time of sale. These amounts are deducted from our gross sales to determine our net revenues.

Our estimates take into consideration historical returns of our products, estimated product in the trade channel, remaining time until expiration and our future expectations. We periodically review the reserves established for returns and adjust the reserves and estimates based on actual experience. The amount of actual product returns could be either higher or lower than the amounts accrued by us. Changes in our estimates would be recorded in the income statement in the period of the change. If we over or under estimate the quantity of product which will ultimately be returned, there may be a material impact to our financial statements. Based on historical experience, we have estimated and accrued approximately 6% of gross product sales to cover future product returns. Changing that accrual rate by one percentage point would result in approximately $127,000 impact to our financial results. We have not had reason to make any material changes to the assumptions utilized in our returns estimates, excluding the Keflex oral suspension product. During 2005, we began selling an oral suspension product that did not do well in the market and was discontinued in that same year. As a result, we accrued for all sales as possible returns within the same year that sales occurred.
Distribution Service Fees. As is consistent with industry practice, we enter into distribution and inventory management agreements with our key wholesalers to provide incentives to effectively manage channel inventory and provide timely and accurate data with respect to inventory levels and data regarding sales activity.
The distribution service fees paid to each wholesaler are based on a contract and are unique to each wholesaler. Therefore, the reserve fluctuates based on the product mix and sales levels to each wholesaler. As of December 31, 2007 and 2006, the reserves for distribution service fees related to agreements with wholesalers were approximately $340,000 and $100,000, respectively, and were recorded as a reduction of gross accounts receivable. The increased reserve balance at December 31, 2007 compared to the prior year is primarily the result of significantly increased sales of our Keflex 750 mg product in 2007, due to a full year of sales of this product combined with the timing of the deductions taken by wholesalers. The reserve is calculated and recorded as a reduction of gross sales at the time the product is sold but the deduction is taken by the wholesaler against a future payment. Based on the unique formula to record these fees for each wholesaler, there have been minimal adjustments to these balances.
Chargebacks and Rebates. Chargebacks and rebates represent the difference between the prices at which we sell our products to wholesalers and the sales price ultimately paid under fixed price contracts by third party payers, including governmental agencies. We record an estimate at the time of sale of the amount to be charged back to us or rebated to the end user.
As of December 31, 2007 and 2006, reserves for chargebacks were approximately $238,000 and $100,000, respectively, and recorded as a reduction of gross accounts receivable. The reserves for Medicaid rebates were approximately $183,000 and $101,000, respectively, for the same periods and were recorded within Accrued expenses and advances. The increase in the reserve balance compared to prior year is driven by increased sales in 2007 compared to 2006.
We have recorded reserves for chargebacks and rebates based upon various factors, including current contract prices, historical trends, estimated inventory levels and our future expectations. The amount of actual chargebacks and rebates claimed could be either higher or lower than the amounts we accrued. Changes in our estimates would be recorded in the income statement in the period of the change. The accrual rates for chargebacks and rebates are more predictable than for product returns due to the amount of the chargeback or rebate generally being based on contracted dollar amounts or percentages. Additionally, chargebacks and Medicaid rebates are typically accrued and paid out (or deducted by customers) within one to three fiscal quarters compared to product returns which could take up to three years subsequent to the date of sale. As a result of the more predictable nature of chargebacks and Medicaid rebates, we do not believe that the actual amounts claimed will be materially different than the amounts previously accrued and reflected in our financial statements.
Other Sales Allowances and Reserves. We also record other sales allowances and reserves that reduce the total of our gross product revenue. These allowances and reserves include cash discounts, coupon redemption estimates and pricing discounts. Cash discounts are for prompt payments from customers and are estimated based on customer payment terms and historical experience. Cash discount reserves are recorded as an allowance against accounts receivable. Coupon redemptions are based on the specific terms of the coupon and timing and quantity of distribution combined with historical redemption rates. The reserve for coupon redemption is recorded as a liability within Accrued expenses and advances. Pricing discounts are based on the specific terms of each discount and are recorded at the time of the sale of such discounted product.
The following table shows the balances of liabilities and accounts receivable valuation accounts resulting from sales reserves and allowances at each balance sheet date:

	December 31,
	2007	2006

Product returns	1,415,000	937,000
Rebates and other	262,000	113,000

Accrued returns, rebates and other [1]	$1,677,000	$1,050,000

Distribution service fees[2]	340,000	100,000
Chargebacks[2]	238,000	100,000
Cash discounts[2]	25,000	17,000

[1]	Accrued returns, rebates and other are reported within Accrued expenses and advances on the consolidated balance sheet.

[2]	Distribution fees, chargebacks and cash discounts are reported as valuation allowances against accounts receivable on the consolidated balance sheet.
For the years ended December 31, 2007 and 2006, 93.5% and 94.3%, respectively, of net sales were to three customers: Cardinal Health, McKesson and AmerisourceBergen. As a result of this concentration of our sales among a few customers and the similarity of our Keflex products, we have been able to closely monitor our reserves against sales and have made minimal adjustments to our assumptions to date. Therefore, all provisions made during 2007, 2006 and 2005 have been associated with products sold during the respective year. The following table summarizes the activity of accrued returns, distribution fees, chargebacks and other sales allowances:

					Rebates &	Total Accrued
	Product	Distribution		Cash	Other Sales	Sales Reserves
	Returns	Service Fees	Chargebacks	Discounts	Allowances	& Allowances
Balance at December 31, 2004	$195,000	$38,400	$27,000	$9,700	$81,500	$351,600
Provision made for sales during period	726,200	252,100	117,300	122,900	116,200	1,334,700
Payments/credits	(79,100)	(77,300)	(78,500)	(112,100)	(42,300)	(389,300)
Balance at December 31, 2005	842,100	213,200	65,800	20,500	155,400	1,297,000
Provision made for sales during period	351,200	454,700	122,700	120,200	69,000	1,117,800
Payments/credits	(256,300)	(568,100)	(88,600)	(123,500)	(111,900)	(1,148,400)
Balance at December 31, 2006	937,000	99,800	99,900	17,200	112,500	1,266,400
Provision made for sales during period	746,800	604,000	254,100	261,400	406,100	2,272,400
Payments/credits	(269,400)	(364,200)	(116,400)	(253,000)	(256,100)	(1,259,100)

Balance at December 31, 2007	$1,414,400	$339,600	$237,600	$25,600	$262,500	$2,279,700

* * * * *
     Thank you for your consideration of our responses and observations to your comments. We hope our responses have been complete and answer your questions. If you have further questions or if you need any additional information, or if you wish to discuss this letter in greater detail please contact me at (817) 837-1200. Thank you for your assistance.
Sincerely,
/s/ David Becker
David Becker
Executive Vice President and Chief Financial Officer

cc:	Cynthia Tirpak, VP, Controller (via email) Brad Cole, SVP, General Counsel (via email) Fred Kanner, Dewey & LeBoeuf LLP (via email)

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